Exhibit 99.1

Endesa's CCGT In Tarragona to Start Commercial Operations In August

    NEW YORK--(BUSINESS WIRE)--July 23, 2003--Endesa (NYSE: ELE)

    -- The new CCGT is finishing its start up and will begin operations the first days of August.

    -- The 400 MW power plant, will be able to generate a 7% of the total electric demand in Catalonia

    -- The power plant, also a co-generation facility, places ENDESA in an excellent position to supply power to its customers in the Tarragona's industrial park.

    The new Endesa's (NYSE: ELE) CCGT in Tarragona is finishing its start up and, once the guarantee tests will be completed, it will be available to begin commercial operations during the first days of August.
    This plant will supply electricity, steam and demineralized water to industrial customers located in the industrial park Tarragona South. The 400 MW facility, will be able to provide a maximum of 150 t/h of steam for process and 50 m3/h of demineralized water to industrial consumers
    The total investment amounted to more than Euro 200 million. The power plant assures a high supply availability to all customers and will have an efficiency ratio of 55.6%. When generating electricity, steam and demineralized water at the same time, the joint efficiency ratio will be above 60%.
    The construction started in September 2001. The facility is in its testing period since May 2003. Once completed, the power plant will be able to generate a 7% of the total electric demand in the Catalonian area.
    In May 2002, Endesa connected to the grid the CCGT plant of Sant Adria del Besos of 400MW. With the commercial operation of the CCGT plant of Tarragona, Endesa has installed 800 MW of combined cycle capacity in Catalonia. Addittionally, Endesa also put in operation the 400 MW CCGT of San Roque in Cadiz in 2002.
    Currently, Endesa has several other CCGTs under construction.
    In Andalusia, the future CCGT Cristobal Colon in Huelva, 400 MW, has just obtained authorizations, so it will be able to begin its construction shortly. The facility is expected to be operative in the second quarter of 2005.
    Endesa is building three more CCGTs in the islands, two in the Canary Islands, Barranco de Tirajana and Granadilla, with 225 MW each, and one in Mallorca, Son Reus, with 218 MW.
    Endesa continues pursuing its plan to build 2,800 MW of CCGTs through 2007, maintaining an excellent balance in its generation portfolio in Spain.

    CONTACT: Endesa, New York
             Investor Relations:
             Jacinto Pariente, 212/750-7200